                                                                    Exhibit 20


         P L R
PORTER, LEVAY & ROSE, INC.
   PUBLIC RELATIONS

                                 Michael Porter, President - Investor Relations Jeff Myhre, VP - Editorial


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             SEVEN PENN PLAZA o NEW YORK, NY 10001 o 212-564-4700 o
                      FAX 212-244-3075 o WWW.PLRINVEST.COM
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PDG ENVIRONMENTAL, INC.
JOHN C. REGAN, CHAIRMAN & CEO
412-243-3200

                                                          FOR IMMEDIATE RELEASE


       PDG ENVIRONMENTAL, INC. POSTS RESULTS FOR THE QUARTER & SIX MONTHS
                              ENDING JULY 31, 2005

                       REVENUE & EARNINGS GROWTH CONTINUE

        NET INCOME RISES 27% FOR SECOND QUARTER, 45% FOR FIRST SIX MONTHS


PITTSBURGH, PA, SEPTEMBER 14, 2005 - PDG Environmental, Inc. (OTC BB: PDGE), a national specialty contractor, today reported financial results for the second quarter and six-months ended July 31, 2005.

Revenues for the three months ended July 31, 2005 were $16.3 million, a 8% increase over the $15.2 million in the same prior-year period. Income before income tax and $80,000 of accrued changes for preferred dividends and accreted discounts relating to the recently completed private placement of our securities increased 127% to $729,000 as compared to $320,000 for the prior year quarter. Net income for the quarter increased 27% to $374,000, or $0.03 per fully diluted share, as compared to the previous year's second quarter net income of $295,000, or $0.02 per fully diluted share. Despite significant pretax income growth, fully diluted earnings per share only increased by $0.01 due to the above charges relating to the private placement, a 20% increase in diluted shares outstanding in the current period as compared to the prior year and the provision Federal income taxes, as the Company has exhausted its net operating loss carryforward,.

Revenues for the six months ended July 31, 2005 were $30.3 million, a 17% increase over the $26.0 million in the same prior-year period. Income before income tax and $80,000 of accrued changes for preferred dividends and accreted discounts relating to the recently completed private placement of our securities increased 139% to $1,258,000 as compared to $526,000 for the prior year period. Net income for the quarter increased 45% to $700,000, or $0.05 per fully diluted share, as compared to the previous year's six-month period net income of $484,000, or $0.04 per fully diluted share. Despite significant pretax income growth, fully diluted earnings per share only increased by $0.01 due to the above charges relating to the private placement, a 22% increase in diluted shares outstanding in the current period as compared to the prior year and the provision for Federal income taxes, as the Company has exhausted its net operating loss carryforward.

John Regan, Chairman and CEO of PDG Environmental, commented, "Growth in revenues and, more importantly, earnings continued in the second quarter thanks to solid organic growth and focusing on improving operating efficiencies. The recently announced acquisition of Flagship Services Group will start to enhance our revenues and earnings, and with the tremendous demand for our combined services as a result of Hurricane Katrina, we are anticipating continued growth in revenues and earnings in the second six months."

                                     -more-

PDG Environmental, Inc. is a national specialty contractor providing asbestos abatement, mold remediation, disaster restoration, demolition and related services to its commercial, industrial and governmental clients nationwide. Regional marketing and project operations are conducted through branch offices located in Pittsburgh, Philadelphia, New York, Charlotte, Ft. Lauderdale, Tampa, Pensacola, Houston, Dallas, Phoenix, Los Angeles, Bakersfield, Las Vegas, Portland and Seattle. For additional information on the company, please visit http://www.pdge.com. and for more information on mold and its effect on indoor air quality, please visit http://www.epa.gov/iaq/molds/index.html.

Safe Harbor Statement under Private Securities Act of 1995: The statements contained in this release, which are not historical facts, may be deemed to contain forward-looking statements, including, but not limited to, deployment of new services, growth of customer base, and growth of service area, among other items. Actual results may differ materially from those anticipated in any forward-looking statement with regard to magnitude, timing or other factors. Deviation may result from risk and uncertainties, including, without limitation, the Company's dependence on third parties, market conditions for the sale of services, availability of capital, operational risks on contracts, and other risks and uncertainties. The Company disclaims any obligation to update information contained in any forward-looking statement.



                            -Financial Tables Follow-

                            PDG ENVIRONMENTAL, INC.
               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                                                                     Three Months
                                                                    Ended July 31st

                                                            2005                      2004
                                                            ----                      ----
Revenues                                                $16,320,000               $15,173,000
Income before Non-Cash Charges for Preferred
   Stock and Income Taxes                                   729,000                   320,000
Non-Cash Interest Expense for Preferred Dividends
    And Accretions of Discount                              (80,000)                         -
Income before Income Taxes                                  649,000                   320,000
Net Income                                                  374,000                   295,000
Earnings Per Common Share (diluted)                            0.03                      0.02
Shares Outstanding (diluted)                             14,716,000                12,276,000


                                                                      Six Months
                                                                    Ended July 31st

                                                            2005                      2004
                                                            ----                      ----
Revenues                                                $30,271,000               $25,971,000
Income before Non-Cash Charges for Preferred
   Stock and Income Taxes                                 1,258,000                   526,000
Non-Cash Interest Expense for Preferred Dividends
    And Accretions of Discount                              (80,000)                        -
Income before Income Taxes                                1,178,000                   526,000
Net Income                                                  700,000                   484,000
Earnings Per Common Share (diluted)                            0.05                      0.04
Shares Outstanding (diluted)                             14,512,000                11,882,000


                                                            Selected Balance Sheet Items

                                                         7/31/2005                  1/31/05
                                                         ---------                  -------
Current Assets                                          $25,008,000               $20,996,000
Current Liabilities                                      10,426,000                 9,801,000
Working Capital                                          14,582,000                11,195,000
Fixed Assets (Net)                                        1,616,000                 1,338,000
Long-Term Debt                                            1,595,000                 5,013,000
Convertible Preferred Stock                               2,164,000                        -
Shareholder Equity                                       14,234,000                 9,128,000


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